Filed Pursuant to Rule 424(b)(5)
Registration No. 333-176218

CALCULATION OF REGISTRATION FEE

	Maximum
Title of Each Class of	Aggregate	Amount of
Securities Offered	Offering Price	Registration Fee
5 3/4% Senior Notes due 2022	$750,000,000	$87,075

(1)	The filing fee of $87,075 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and has been transmitted to the Securities and Exchange Commission in connection with the securities offered from Registration Statement File No. 333-176218 by means of this prospectus supplement.

Prospectus Supplement
(To Prospectus Dated August 10, 2011)

Newfield Exploration Company
$750,000,000
5 3/4% Senior Notes due 2022

We are offering $750,000,000 aggregate principal amount of our 5 3/4% Senior Notes due 2022, which will mature on January 30, 2022.

We will pay interest on the notes on each January 30 and July 30, beginning on July 30, 2012. We may redeem, at our option, all or part of the notes at a make-whole redemption price plus accrued and unpaid interest to the date of redemption. The redemption provisions are more fully described in this prospectus supplement under “Description of the Notes—Optional Redemption.”

The notes will be our senior unsecured obligations, will rank equally with all of our other existing and future senior indebtedness, and will rank senior to our outstanding senior subordinated notes and any of our future subordinated obligations. The notes will be effectively subordinated to all of our future secured indebtedness to the extent of the value of the collateral securing such debt and will be structurally subordinated to all existing and future indebtedness of our subsidiaries. The notes will initially not be guaranteed by any of our subsidiaries.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price(1)	99.956%	$749,670,000
Underwriting Discounts and Commissions	0.875%	$6,562,500
Proceeds to Us Before Expenses	99.081%	$743,107,500

(1)	Plus accrued interest from September 30, 2011, if settlement occurs after that date.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers in book-entry form only, through the facilities of The Depository Trust Company, Clearstream Banking S.A. and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about September 30, 2011 against payment therefor in immediately available funds.
Joint Book-Running Managers

J.P. Morgan	Wells Fargo Securities

Co-Managers

BBVA	DnB NOR Markets
Goldman, Sachs & Co.	Mitsubishi UFJ Securities
Tudor, Pickering, Holt & Co.	Barclays Capital
CIBC	Citigroup
Mizuho Securities	US Bancorp

September 27, 2011

You should rely only on the information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus or in a free writing prospectus provided by us. We have not, and the underwriters have not, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in the documents incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

About This Prospectus Supplement	S-ii
Forward-looking Statements	S-iii
Summary	S-1
Risk Factors	S-11
Use of Proceeds	S-27
Capitalization	S-28
Description of the Notes	S-29
Certain U.S. Federal Income Tax Considerations	S-44
Underwriting (Conflicts of Interest)	S-49
Where You Can Find More Information	S-52
Legal Matters	S-52
Experts	S-52
Glossary of Oil and Gas Terms	S-53
Prospectus
About This Prospectus	i
Where You Can Find More Information	i
Safe Harbor and Cautionary Statements	1
Newfield Exploration Company	1
Risk Factors	2
Use of Proceeds	2
Ratios of Earnings To Fixed Charges	2
Description of Debt Securities	3
Description of Common Stock and Preferred Stock	8
Plan of Distribution	11
Legal Opinions	12
Experts	12

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of the offering. The second part is the prospectus, which gives more general information, some of which may not apply to the offering. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated herein or therein by reference in their entirety. You should pay special attention to “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 2 of the accompanying prospectus to determine whether an investment in notes is appropriate for you. For purposes of this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, references to “the Company,” “us,” “we,” “our” or “Newfield” are to Newfield Exploration Company and its subsidiaries, except that in the section entitled “Description of the Notes,” such terms refer only to Newfield Exploration Company and not any of its subsidiaries. Unless otherwise noted, capitalized terms used in this prospectus supplement have the same meanings as used in the accompanying prospectus.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to in this prospectus supplement as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, which we refer to in this prospectus supplement as the Exchange Act. All statements other than statements of historical facts included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein, including statements regarding estimated or anticipated operating and financial data, planned capital expenditures, future drilling plans and programs, expected production rates, the availability and sources of capital resources to fund capital expenditures, estimates of proved reserves and the estimated present value of such reserves, our financing plans and our business strategy and other plans and objectives for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are based upon assumptions and anticipated results that are subject to numerous uncertainties and risks. Actual results may vary significantly from those anticipated due to many factors, including:

•	oil and gas prices;

•	general economic, financial, industry or business conditions;

•	the impact of and changes in legislation, law and governmental regulations;

•	the impact of regulatory approvals;

•	the availability of the securities, capital or credit markets and the cost of capital to fund our operations and business strategies;

•	the ability and willingness of current or potential lenders, hedging contract counterparties, customers, and working interest owners to fulfill their obligations to us or to enter into transactions with us in the future on terms that are acceptable to us;

•	the availability of transportation and refining capacity for the crude oil we produce in the Uinta Basin;

•	drilling results;

•	the prices of goods and services;

•	the availability of drilling rigs and other support services;

•	labor conditions;

•	weather conditions, and changes in weather patterns, including adverse conditions and changes in patterns due to climate change;

•	environmental liabilities that are not covered by an effective indemnity or insurance;

•	changes in tax rates;

•	changes in estimates of reserves;

•	the effect of worldwide energy conservation measures;

S-iii

•	the price and availability of, and demand for, competing energy sources; and

•	the other factors affecting our business described in “Risk Factors” beginning on page S-11 of this prospectus supplement and elsewhere in the documents incorporated by reference in this prospectus supplement.

These factors are not necessarily all of the important factors that could affect us and the information contained in this prospectus supplement and the documents incorporated by reference into this prospectus supplement identify additional factors that could affect our operating results and performance. We urge you to carefully consider these factors. Unless securities laws require us to do so, we do not undertake any obligation to publicly correct or update any forward-looking statements whether as a result of changes in internal estimates or expectations, new information, subsequent events or circumstances or otherwise. All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement.

S-iv

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or the accompanying prospectus or in documents incorporated by reference herein or therein. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein in their entirety for a better understanding of the offering. You should read “Risk Factors” beginning on page S-11 of this prospectus supplement for more information about important factors that you should consider before buying notes in the offering.

Newfield Exploration Company

We are an independent oil and gas company engaged in the exploration, development and acquisition of oil and gas properties. Our domestic areas of operation include the Anadarko and Arkoma basins of the Mid-Continent, the Rocky Mountains, onshore Texas, Appalachia and the Gulf of Mexico. Internationally, we are active in Malaysia and China.

Overview

We are a Delaware corporation, founded in 1989, with a focus on oil and gas exploration and development in the Gulf of Mexico. Over the last decade, we have diversified our asset base and added multiple areas capable of sustainable growth. Our asset base and related capital programs are diversified both geographically and by type—onshore and offshore, domestic and international, conventional plays and unconventional “resource” plays in both oil and gas basins. Approximately 82% of our proved reserves and 90% of our probable reserves at year-end 2010 were located in resource plays, primarily in the Mid-Continent and the Rocky Mountains. Approximately 60% of our 2010 capital investments were allocated to growth opportunities in these regions. We expect our 2011 investment levels in these areas to be similar.

At year-end 2010, we had proved reserves of 3.7 Tcfe, a 3% increase over proved reserves at year-end 2009. At the end of 2010, our proved reserves were 67% natural gas and 58% proved developed. Our probable reserves were 74% natural gas. As a result of our focus on resource plays, our year-end 2010 proved reserve life index was approximately 13 years. Our 2010 production was 288 Bcfe.

Our 2011 capital budget is $1.9 billion, excluding $172 million of capitalized interest and overhead. Substantially all of our 2011 capital investments will be allocated to oil projects and “liquids rich” gas plays. We expect our 2011 production to grow by at least 8% (adjusted for non-core asset sales) over 2010 levels and our 2011 domestic oil production to increase significantly over 2010 levels. Despite a significant reduction in our natural gas investments, we expect our natural gas production to remain relatively flat in 2011. Our goal is to maintain a diversified portfolio of assets that creates flexibility in our capital allocation process, ultimately allowing us to maintain operational flexibility and react quickly with our capital expenditures to changes in our cash flows from operations or to commodity price volatility.

Our estimated 2011 capital investments by area are shown in the chart below:

Strategy

Our growth strategy has evolved since our company was founded in 1989 and has allowed us to move into new unconventional plays, lengthen our reserves life and build a diverse portfolio capable of sustainable future growth. Our strategy today consists of the following key elements:

•	focusing on unconventional, domestic resource plays of scale, characterized by large acreage positions and deep inventories of low risk drilling opportunities;

•	growing reserves through an active drilling program, supplemented with select acquisitions;

•	focusing on select geographic areas and allocating capital to the best growth opportunities;

•	controlling operations and costs; and

•	attracting and retaining a high-quality and loyal workforce through equity ownership and other performance-based incentives.

Focus on unconventional plays of scale. Over the last several years, our industry has increased its focus on unconventional resources. These plays cover large acreage positions and have years of lower-risk drilling opportunities. Their development allows for efficiency gains in the drilling and completion processes, as well as sustainable and repeatable growth profiles. Our unconventional resource plays include producing positions in the Woodford Shale of Oklahoma, the Granite Wash of Texas and Oklahoma, the Uinta Basin of Utah and the Eagle Ford and Pearsall Shales of southwest Texas. We also have acreage in the Marcellus Shale of Pennsylvania and the Southern Alberta Basin of Montana.

Drilling program. The components of our drilling program reflect the significant changes in our asset base over the last few years. To manage the risks associated with our strategy to grow reserves through our drilling programs, a substantial majority of the wells we drilled in 2010 were lower-risk with low to moderate reserve potential. We have lower-risk drilling opportunities in the Mid-Continent, the Rocky Mountains and the shallow waters of Malaysia. In addition, we have assessment drilling in areas like the Eagle Ford and Pearsall Shales and the Southern Alberta Basin. These opportunities are complemented with higher-risk, higher reserve potential exploration plays in the deepwater of the Gulf of Mexico and international. We actively look for new drilling ideas on our existing property base and on properties that may be acquired.

Acquisitions. Acquisitions have consistently been a part of our strategy, particularly when entering new geographic regions. Since 2000, we have completed five significant acquisitions that led to the establishment of new focus areas onshore in the United States. We actively pursue acquisitions of proved oil and gas properties in select geographic areas, including those areas where we currently focus. The potential to add reserves through drilling is a critical consideration in our acquisition screening process.

Geographic focus. We believe that our long-term success requires extensive knowledge of the geologic and operating conditions in the areas where we operate. Because of this belief, we focus our efforts on a limited number of geographic areas where we can use our core competencies and have a significant influence on operations. Geographic focus also allows more efficient use of capital and personnel.

Control of operations and costs. In general, we prefer to operate our properties. By controlling operations, we can better manage production performance, control operating expenses and capital expenditures, consider the application of technologies and influence timing. At year-end 2010, we operated a significant portion of our net total production.

Attract and retain a high-quality and loyal workforce. We believe our success is greatly influenced by our employees, and thus, place significant value on attracting and retaining a high-quality and loyal workforce. We also want our employees to act like owners and support “Team Newfield,” so we reward and encourage them through equity ownership and performance-based compensation. A significant portion of each employee’s compensation is tied both to his or her performance against individual goals and to the Company’s performance against its goals.

Summary of Reserve and Production Data

We have achieved substantial growth in proved reserves during the past five fiscal years. The following table shows our proved reserves as of the end of, and production for, each of the indicated years.

	As of and for the year ended December 31,
	2006	2007	2008	2009	2010

Proved reserves:
Natural gas (Bcf)	1,586	1,810	2,110	2,605	2,492
Oil, condensate and natural gas liquids (MMBbls)	114	114	140	169	204
Total proved reserves (Bcfe)	2,272	2,496	2,950	3,616	3,712
Annual production:
Natural gas (Bcf)	198.7	192.8	172.9	174.3	196.0
Oil and condensate (MBbls)	7,315	8,759	10,575	13,179	14,555
Total annual production (Bcfe)	242.6	245.3	236.4	253.4	283.3

Our executive offices are located at 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380, and our telephone number is (281) 210-5100. Our website can be found at www.newfield.com. Information contained at our website is not incorporated by reference into this prospectus supplement and you should not consider information contained at our website as part of this prospectus supplement.

THE OFFERING

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes and definitions of some of the terms used in this summary, see “Description of the Notes” elsewhere in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Newfield Exploration Company.

Securities Offered	$750,000,000 aggregate principal amount of 5 3/4% Senior Notes due 2022.

Maturity Date	January 30, 2022.

Interest	5.75% per annum, payable semi-annually on each January 30 and July 30, commencing July 30, 2012. Interest will accrue from September 30, 2011.

Ranking	The notes will be our unsecured senior debt. The notes will rank equally in right of payment with all of our other existing and future senior indebtedness that is not specifically subordinated, and senior to all of our existing senior subordinated notes and any future indebtedness that is expressly subordinated to the notes. The notes will effectively rank junior to any future secured indebtedness and will be structurally subordinated to all existing and future indebtedness of our subsidiaries.

As of June 30, 2011, after giving effect to the issuance and sale of the notes and application of the net proceeds as set forth under “Use of Proceeds” to repay a portion of the borrowings outstanding under our credit facility and money market lines of credit (which we refer to collectively herein as our credit arrangements), we would have had $2.9 billion of long-term indebtedness outstanding (excluding indebtedness of our subsidiaries), of which approximately $2.17 billion would be subordinated to the notes, and approximately $1.355 billion available under our credit arrangements. At June 30, 2011, our subsidiaries had no outstanding indebtedness for borrowed money and approximately $795 million of other liabilities, excluding intercompany liabilities and deferred revenues.

Optional Redemption	We may redeem, at our option, all or part of the notes at a make-whole redemption price plus accrued and unpaid interest to the date of redemption. See “Description of the Notes—Optional Redemption.”

Certain Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability to take certain actions, including, but not limited to, the creation of certain liens securing debt, the entry into certain sale-leaseback transactions and engaging in certain merger, consolidation and asset sale transactions.

The terms of the indenture do not limit our ability to incur additional indebtedness, senior or otherwise. See “Description of the Notes—Certain Covenants.”

Change of Control	If certain change of control events occur, we may be required to offer to purchase all outstanding notes at a price of 101% of the principal amount thereof plus accrued and unpaid interest. See “Description of the Notes—Change of Control.”

Use of Proceeds	We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our credit arrangements, which were used to fund acquisitions and for general working capital purposes. Amounts repaid under our credit arrangements may be reborrowed subject to the terms of the arrangements. Please read “Use of Proceeds.”

Affiliates of certain of the underwriters are lenders under our credit arrangements, and such lenders will receive a portion of the proceeds of this offering. Please read “Use of Proceeds,” and “Underwriting (Conflicts of Interest).”

Risk Factors	An investment in the notes involves certain risks that you should carefully evaluate prior to making an investment. See “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 2 of the accompanying prospectus.

SUMMARY SELECTED FINANCIAL DATA

We derived the summary selected historical financial data as of and for the year ended December 31, 2010 from our audited financial statements. We derived the summary selected historical financial data as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 from the unaudited financial statements in our Form 10-Q for the quarter ended June 30, 2011, which is incorporated by reference herein. We derived the summary selected historical financial data as of June 30, 2010 from the unaudited financial statements in our Form 10-Q for the quarter ended June 30, 2010, which is not incorporated by reference herein.

The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	Year ended	Six months ended
	December 31,	June 30,
(Dollars in millions)	2010	2010	2011
		(unaudited)

Income statement data:
Oil and gas revenues	$1,883	$906	$1,166
Operating expenses:
Lease operating	326	151	218
Production and other taxes	126	56	150
Depreciation, depletion and amortization	644	307	339
General and administrative	156	77	81
Ceiling test and other impairments	7	–	–
Other	10	10	–

Total operating expenses	1,269	601	788

Income from operations	614	305	378
Other income (expense):
Interest expense	(156)	(77)	(81)
Capitalized interest	58	28	37
Commodity derivative income (expense)	316	283	(13)
Other	(3)	1	(1)

	215	235	(58)

Income from operations before income taxes	829	540	320
Income tax provision:
Current	59	27	30
Deferred	247	173	88

	306	200	118

Income from operations	$523	$340	$202

Balance sheet data (at end of period):
Working capital	$(197)	(17)	$(213)
Oil and gas properties, net	6,555	5,906	7,507
Total assets	7,494	7,008	8,481
Total long-term debt	2,304	2,169	2,889
Total stockholders’ equity	3,343	3,128	3,562
Other financial data:
Net cash provided by operating activities	$1,630	$888	$729
Net cash used in investing activities	(1,951)	(974)	(1,267)
Net cash provided by financing activities	282	130	573
EBITDA(1)	1,571	896	703
Adjusted EBITDA(1)	1,710	837	825

(1)	See “—Non-GAAP Financial Measures.”

NON-GAAP FINANCIAL MEASURES

EBITDA is defined as income from operations before net interest expense, dividends, income taxes, depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA before ceiling test and other impairments, non-cash stock compensation expense and the net unrealized loss on commodity derivatives. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of these measures. These measures are calculated as follows:

	Year ended	Six months ended
	December 31,	June 30,
(Dollars in millions)	2010	2010	2011
		(unaudited)

Net income	$523	$340	$202
Adjustments to derive EBITDA:
Interest expense, net of capitalized interest	98	49	44
Income tax provision	306	200	118
Depreciation, depletion and amortization	644	307	339

EBITDA	$1,571	$896	$703

Adjustments to derive Adjusted EBITDA:
Ceiling test and other impairments	7	–	–
Non-cash stock compensation	22	12	14
Net unrealized (gain) loss on commodity derivatives(1)	110	(71)	108

Adjusted EBITDA	$1,710	$837	$825

(1)	For a discussion of commodity derivatives, please see “Oil and Gas Hedging” in Part I, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of financial statements such as investors, commercial banks, research analysts and rating agencies, to assess:

•	the financial performance of our assets without regard to financing methods, capital structures, the ability of our assets to generate cash sufficient to pay interest and support our indebtedness, historical costs and changes in the market value of our commodity derivatives;

•	our operating performance and return on capital as compared to those of other companies, without regard to financing and capital structure; and

•	the viability of projects and the overall rates of return on alternative investment opportunities.

EBITDA and Adjusted EBITDA should not be considered alternatives to net income or income from operations, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures are not intended to represent GAAP-based cash flows.

We have reconciled our EBITDA and Adjusted EBITDA amounts to our consolidated net cash provided by operating activities.

	Year ended	Six months ended
	December 31,	June 30,
(Dollars in millions)	2010	2010	2011
		(unaudited)

EBITDA	$1,571	$896	$703
Adjustments to derive Adjusted EBITDA:
Ceiling test and other impairments	7	–	–
Non-cash stock compensation	22	12	14
Net unrealized (gain) loss on commodity derivatives	110	(71)	108

Adjusted EBITDA	$1,710	$837	$825

Adjustments to reconcile Adjusted EBITDA to net cash provided by operating activities:
Interest expense, net of capitalized interest	(98)	(49)	(44)
Current income tax provision	(59)	(27)	(30)
Changes in operating assets and liabilities	40	112	(25)
Other non-cash items	37	15	3

Net cash provided by operating activities	$1,630	$888	$729

RATIO OF EARNINGS TO FIXED CHARGES

We have presented in the table below our historical consolidated ratio of earnings from continuing operations to fixed charges for the periods shown.

											Six months ended
	Year ended December 31,										June 30,
	2006		2007		2008		2009		2010		2011

Ratio of earnings to fixed charges	11.3	x	3.4	x	–	(1)	–	(1)	5.8	x	4.4x

(1)	Earnings for 2008 and 2009 were insufficient to cover fixed charges by $595 million and $936 million, respectively, due to non-cash charges related to ceiling test write-downs and other impairments of approximately $1.9 billion in 2009 and a ceiling test write-down of approximately $1.3 billion in 2008.

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest (both expensed and capitalized) and the estimated interest component of rent expense, which management believes is a reasonable approximation of the interest factor.

RISK FACTORS

Please refer to “Risk Factors” and other discussions in our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Reports on Form 10-Q filed with the SEC thereafter and our other filings with the SEC, which are incorporated by reference herein, for a description of important risks and uncertainties associated with our business and an investment in our securities, including the notes offered by this prospectus supplement.

Risks Related to the Notes

Your right to receive payments on the notes is effectively junior to our future secured debt and the debt and other obligations of our subsidiaries.

The notes will be senior obligations of Newfield. The notes will rank equally in right of payment with all of our other existing and future senior debt. The notes will not be secured by any of our property or assets. The payment of the principal or premium, if any, on and interest on the notes will be effectively subordinated in right of payment to the prior payment in full of any of our future secured indebtedness.

All of our international, U.S. Mid-Continent and Rocky Mountain properties, a significant portion of our onshore Gulf Coast properties and a small portion of our Gulf of Mexico properties are owned by our subsidiaries. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. Note-holders will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured creditors of our subsidiaries, whether or not they guarantee the notes, with respect to the assets securing the claims of those secured creditors. Initially, none of our subsidiaries will guarantee the notes.

The indenture governing the notes will permit us and the subsidiary guarantors, if any, to incur additional secured debt in the future. If we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt of ours or that subsidiary guarantor will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing that debt before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes would participate ratably with all holders of senior unsecured indebtedness.

Federal and state statutes allow courts, under specific circumstances, to void subsidiary guaranties.

The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary guarantees other indebtedness of ours as described under “Description of the Notes.” Currently, there are no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guaranty that may be delivered in the future. A court could avoid or subordinate a subsidiary guaranty in favor of that subsidiary guarantor’s other creditors if the court found that either:

•	the guaranty was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

•	the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guaranty;

and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guaranty:

•	was insolvent or rendered insolvent by reason of the issuance of the subsidiary guaranty;

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

Among other things, a legal challenge of the subsidiary guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guaranty. To the extent the subsidiary guaranty was avoided as a fraudulent conveyance or held unenforceable for any other reason, you would cease to have any claim against that subsidiary guarantor and would be solely a creditor of us and of any subsidiary guarantors whose subsidiary guaranties were not avoided or held unenforceable. In that event, your claims against the issuer of an invalid subsidiary guaranty would be subject to the prior payment of all liabilities of that subsidiary guarantor.

Note-holders may find it difficult to sell their notes because an active market for the notes may not develop.

We do not know the extent to which investor interest will lead to the development of a trading market for the notes or how liquid that market might be. As a result, the market price of the notes could be adversely affected.

The market price of the notes also could be adversely affected by factors such as:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the redemption and repayment features of the notes; and

•	the time remaining to the maturity of the notes.

As a result of these factors, note-holders may only be able to sell their notes at prices below those they believe to be appropriate, including prices below the price they paid for them.

Our future debt level may limit our flexibility to obtain additional financing and pursue other business opportunities.

The amount of our future debt could have significant effects on our operations, including, among other things:

•	constraining a substantial portion of our cash flow that is dedicated to the payment of principal and interest on our future debt and therefore may not be available for other purposes;

•	negatively affecting credit rating agencies’ view of our creditworthiness;

•	limiting our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities, because the covenants contained in our existing and future credit and debt arrangements will require us to continue to meet financial tests;

•	impairing our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	limiting our ability to pay dividends to our stockholders;

•	preventing us from entering into transactions with affiliates or entering into sale and leaseback transactions that may be beneficial to us;

•	limiting our ability to purchase or acquire property or assets, merge or consolidate with other entities or sell all or substantially all of our assets;

•	increasing our vulnerability to interest rate increases;

•	causing a competitive disadvantage relative to similar companies that have less debt; and

•	increasing our vulnerability to adverse economic and industry conditions as a result of our significant debt level.

Our credit facility and certain of our indentures for our public debt contain financial covenants and other restrictions, including covenants that limit our discretion with respect to business matters, including mergers or acquisitions, incurring additional debt or disposing of assets. A breach of any of these restrictions by us could permit our lenders or note-holders, as applicable, to declare all amounts outstanding under these debt agreements to be immediately due and payable and, in the case of our revolving credit facility, to terminate all commitments to extend further credit. In addition, our credit facility, senior subordinated notes and substantially all of our hedging arrangements contain certain provisions that provide for cross defaults and acceleration of those debt and hedging instruments in certain situations. Accordingly, if an event of default were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with such covenants. For example, these restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities.

Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, the amount of our debt maturing in the next several years and current maturities, and by prevailing market conditions. Moreover, if the rating agencies were to downgrade our credit ratings, then we could experience an increase in our borrowing costs, difficulty assessing capital markets or a reduction in the market price of our common units. Such a development could adversely affect our ability to obtain financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness. If we are unable to access the capital markets on favorable terms in the future, we might be forced to seek extensions for some of our short-term securities or to refinance some of our debt obligations through bank credit, as opposed to long-term public debt securities or equity securities. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility.

Risks Related to Our Business

Oil and gas prices fluctuate widely, and lower prices for an extended period of time are likely to have a material adverse impact on our business.

Our revenues, profitability and future growth depend substantially on prevailing prices for oil and gas. Lower prices may reduce the amount of oil and gas that we can economically produce. Oil and gas prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital.

Among the factors that can cause fluctuations in oil and gas prices are:

•	the domestic and foreign supply of oil, natural gas and natural gas liquids;

•	the price and availability of, and demand for, alternative fuels;

•	weather conditions and climate change;

•	changes in supply and demand;

•	world-wide economic conditions;

•	the price of foreign imports;

•	the availability, proximity and capacity of transportation facilities and processing facilities;

•	the level and effect of trading in commodity futures markets, including commodity price speculators and others;

•	political conditions in oil and gas producing regions; and

•	the nature and extent of domestic and foreign governmental regulations and taxation, including environmental regulation.

We have substantial capital requirements to fund our business plans, and a continued slow recovery of the economy and the financial markets in 2011 or another decline or crisis as was experienced in late 2008 and 2009 could negatively impact our ability to execute our business plan.

We expect to borrow and repay funds under our credit arrangements throughout the year since the timing of expenditures and the receipt of cash flows from operations do not necessarily match. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, oil and gas prices, industry conditions, the prices and availability of goods and services and the extent to which properties are acquired. In addition, in the past, we often have increased our capital budget during the year as a result of acquisitions or successful drilling. We may have to reduce capital expenditures, and our ability to execute our business plans could be adversely affected, if:

•	one or more of the lenders under our existing credit arrangements fail to honor its contractual obligation to lend to us;

•	the amount that we are allowed to borrow under our existing credit facility is reduced; or

•	our customers or working interest owners default on their obligations to us.

To maintain and grow our production and cash flow, we must continue to develop existing reserves and locate or acquire new reserves.

Through our drilling programs and the acquisition of properties, we strive to maintain and grow our production and cash flow. However, as we produce from our properties, our reserves decline. We may be unable to find, develop or acquire additional reserves or production at an acceptable cost, if at all. In addition, these activities require substantial capital expenditures.

Actual quantities of oil and gas reserves and future cash flows from those reserves will most likely vary from our estimates.

Estimating accumulations of oil and gas is complex. The process relies on interpretations of available geologic, geophysic, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires a number of economic assumptions, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.

The proved and probable reserve information included and incorporated by reference into this prospectus is based on estimates we prepared. Estimates prepared by others might differ materially from our estimates.

Actual quantities of oil and gas reserves, future production, oil and gas prices, revenues, taxes, development expenditures and operating expenses will most likely vary from our estimates, with the variability likely to be higher for probable reserves estimates. In addition, the methodologies and evaluation techniques that we use, which include the use of multiple technologies, data sources and interpretation methods, may be different than those used by our competitors. Further, reserve estimates are subject to the evaluator’s criteria and judgment and show important variability, particularly in the early stages of an oil and gas development. Any significant variance could materially affect the quantities and net present value of our reserves. In addition, we may adjust estimates of reserves to reflect production history, results of exploration and development activities and prevailing oil and gas prices. Our reserves also may be susceptible to drainage by operators on adjacent properties.

You should not assume that the present value of future net cash flows is the current market value of our proved oil and gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from proved reserves on the unweighted average first-day-of-the-month commodity prices for the prior twelve months, adjusted for market differentials, and costs in effect at year-end. Actual future prices and costs may be materially higher or lower than the prices and costs we used. In addition, actual production rates for future periods may vary significantly from the rates assumed in the calculation.

Our use of oil and gas price hedging contracts may limit future revenues from price increases and involves the risk that our counterparties may be unable to satisfy their obligations to us.

We generally hedge a substantial, but varying, portion of our anticipated future oil and gas production for the next 12-24 months as part of our risk management program. In the case of significant acquisitions, we may hedge acquired production for a longer period. In addition, we may utilize basis contracts to hedge the differential between the NYMEX Henry Hub posted prices and those of our physical pricing points. Reducing our exposure to price volatility is intended to help ensure that we have adequate funds available for our capital programs and to help us manage returns on some of our acquisitions and more price sensitive drilling programs. Although the use of hedging transactions limits the downside risk of price declines, it also may limit the benefit from price increases and expose us to the risk of financial loss in certain circumstances. Those circumstances include instances where our production is less than the hedged volume or there is a widening of price basis differentials between delivery points for our production and the delivery points assumed in the hedge transaction.

Hedging transactions also involve the risk that counterparties, which generally are financial institutions, may be unable to satisfy their obligations to us. Although we have entered into hedging contracts with multiple counterparties to mitigate our exposure to any individual counterparty, if any of our counterparties were to default on its obligations to us under the hedging contracts or seek bankruptcy protection, it could have a material adverse effect on our ability to fund our planned activities and could result in a larger percentage of our future production being subject to commodity price changes. In addition, in poor economic environments and tight financial markets, the risk of a counterparty default is heightened, and it is possible that fewer counterparties will participate in future hedging transactions, which could result in greater concentration of our exposure to any one counterparty or a larger percentage of our future production being subject to commodity price changes.

Federal legislation regarding derivatives could have an adverse effect on our ability and cost of entering into derivative transactions.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Reform Act), which, among other provisions, establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The new legislation requires the Commodities Futures Trading Commission (the CFTC) and the SEC to promulgate rules and regulations implementing the new legislation within

360 days from the date of enactment. On October 1, 2010, the CFTC introduced its first series of proposed rules coming out of the Dodd-Frank Reform Act. The effect of the proposed rules and any additional regulations on our business is currently uncertain. Of particular concern, the Dodd-Frank Reform Act does not explicitly exempt end users (such as us) from the requirements to post margins in connection with hedging activities. While several senators have indicated that it was not the intent of the Act to require margins from end users, the exemption is not in the act. The new requirements to be enacted, to the extent applicable to us or our derivatives counterparties, may result in increased costs and cash collateral requirements for the types of derivative instruments we use to hedge and otherwise manage our financial and commercial risks related to fluctuations in oil and gas commodity prices. Any of the foregoing consequences would cause us to reconsider our hedging activities and may limit our ability to mitigate any fluctuations in oil and gas prices, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

There is limited transportation and refining capacity for our black and yellow wax crude oil, which may limit our ability to sell our current production or to increase our production in the Uinta Basin.

Most of the crude oil we produce in the Uinta Basin is known as “black wax” or “yellow wax” because it has higher paraffin content than crude oil found in most other major North American basins. Due to its wax content, it must remain heated during shipping, so our transportation options are limited. Currently, the oil is transported by truck to refiners in the Salt Lake City area. We currently have agreements in place with area refiners that secure base load sales of substantially all of our expected production in the Uinta Basin through the end of 2012. An extended loss of any of our largest purchasers could have a material adverse effect on us because there are limited purchasers of our black and yellow wax crude. We continue to work with refiners to expand the market for our existing wax crude oil production and to secure additional capacity to allow for production growth. However, without additional refining capacity, our ability to increase production from the field may be limited.

Drilling is a high-risk activity.

In addition to the numerous operating risks described in more detail below, the drilling of wells involves the risk that no commercially productive oil or gas reservoirs will be encountered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	costs of, or shortages or delays in the availability of, drilling rigs, equipment and materials;

•	adverse weather conditions and changes in weather patterns;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	embedded oilfield drilling and service tools;

•	equipment failures or accidents;

•	lack of necessary services or qualified personnel;

•	availability and timely issuance of required governmental permits and licenses;

•	availability, costs and terms of contractual arrangements, such as leases, pipelines and related facilities to gather, process and compress, transport and market natural gas, crude oil and related commodities; and

•	compliance with, or changes in, environmental, tax and other laws and regulations.

We are subject to complex laws and regulatory actions that can affect the cost, manner or feasibility of doing business.

Existing and potential regulatory actions could increase our costs and reduce our liquidity, delay our operations or otherwise alter the way we conduct our business. Exploration and development and the production and sale of oil and gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

•	the amounts and types of substances and materials that may be released into the environment;

•	response to unexpected releases to the environment;

•	reports and permits concerning exploration, drilling, production and other operations;

•	the spacing of wells;

•	unitization and pooling of properties;

•	calculating royalties on oil and gas produced under federal and state leases; and

•	taxation.

Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs, natural resource damages and other environmental damages. We also could be required to install expensive pollution control measures or limit or cease activities on lands located within wilderness, wetlands or other environmentally or politically sensitive areas. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties as well as the imposition of corrective action orders. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our financial condition, results of operations or cash flows.

In addition, changes to existing regulations or the adoption of new regulations may unfavorably impact us, our suppliers or our customers. For example, governments around the world have become increasingly focused on climate change matters. In December 2009, the EPA issued a final rule that the current and projected concentrations of greenhouse gases in the atmosphere threaten the public health and welfare of current and future generations, and that certain greenhouse gases from new motor vehicles and motor vehicle engines contribute to the atmospheric concentrations of greenhouse gases and hence to the threat of climate change. This finding allowed the EPA to proceed with the rulemaking process to regulate greenhouse gases under the Clean Air Act. The EPA has adopted two sets of rules regulating GHG emissions under the Clean Air Act, one of which requires a reduction in emissions of GHGs from motor vehicles and the other of which regulates emissions of GHGs from certain large stationary sources, effective January 2, 2011, which could require greenhouse emission controls for those sources. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as from certain onshore oil and natural gas production, processing, transmission, storage and distribution facilities on an annual basis, beginning in 2012 for emissions occurring in 2011. The new regulations could impact certain facilities in which we have interests (legal, equitable, operated or non-operated) by increasing the regulatory reporting requirements.

In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas that is produced.

Further, the U.S. Congress has previously proposed legislation that would directly impact our industry, covering areas such as emission reporting and reductions and the regulation of over-the-counter commodity hedging activities. Similarly, in response to the 2010 Macondo incident in the Gulf of Mexico, the U.S. Congress was considering a number of legislative proposals relating to the upstream oil and gas industry both onshore and offshore that could result in significant additional laws or regulations governing our operations in the United States, including a proposal to raise or eliminate the cap on liability for oil spill cleanups under the Oil Pollution Act of 1990.

These and other potential regulations, if introduced and passed in Congress, could increase our costs, reduce our liquidity, delay our operations or otherwise alter the way we conduct our business, negatively impacting our financial condition, results of operations and cash flows. See also “—The potential adoption of federal, state and local legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and gas wells.”

Although it is not possible at this time to predict whether proposed legislation or regulations will be adopted as initially written, if at all, or how legislation or new regulation that may be adopted would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions. Additional costs or operating restrictions associated with legislation or regulations could have a material adverse effect on our operating results and cash flows, in addition to the demand for the natural gas and other hydrocarbon products that we produce.

The potential adoption of federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and gas wells.

Hydraulic fracturing is an essential and common practice in the oil and gas industry used to stimulate production of natural gas and/or oil from dense subsurface rock formations. We routinely apply hydraulic-fracturing techniques on almost all of our U.S. onshore oil and natural gas properties, including our unconventional resource plays in the Woodford Shale of Oklahoma, the Granite Wash of Texas and Oklahoma, the Uinta Basin of Utah and the Eagle Ford and Pearsall Shales of southwest Texas, which represented approximately 82% of our proved reserves and approximately 90% of our probable reserves at year-end 2010. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. The process is typically regulated by state oil and natural-gas commissions; however, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities involving diesel under the Safe Drinking Water Act and has begun the process of drafting guidance documents related to this newly asserted regulatory authority. In addition, legislation has been introduced before Congress, called the Fracturing Responsibility and Awareness of Chemicals Act, to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic-fracturing process.

Certain states in which we operate, including Colorado, Pennsylvania, Texas and Wyoming, have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and well construction requirements on hydraulic-fracturing operations or otherwise seek to ban fracturing activities altogether. For example, Texas adopted a law in June 2011 requiring disclosure to the Railroad Commission of Texas (RCT) and the public of certain information regarding the components used in the hydraulic-fracturing process. In addition to state laws, local land use restrictions, such as city ordinances, may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. In the event state, local, or municipal legal restrictions are adopted in areas where we are currently conducting, or in the future plan to conduct operations, we may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells.

There are certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic-fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic-fracturing practices, and a committee of the United States House of Representatives has conducted an investigation of hydraulic-fracturing practices. Furthermore, a number of federal agencies are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with initial results expected to be available by late 2012 and final results by 2014. In addition, the U.S. Department of Energy is conducting an investigation into practices the agency could recommend to better protect the environment from drilling using hydraulic-fracturing completion methods. Also, the U.S. Department of the Interior is considering disclosure requirements or other mandates for hydraulic fracturing on federal lands.

Additionally, certain members of the Congress have called upon the U.S. Government Accountability Office to investigate how hydraulic fracturing might adversely affect water resources, the U.S. Securities and Exchange Commission to investigate the natural-gas industry and any possible misleading of investors or the public regarding the economic feasibility of pursuing natural-gas deposits in shales by means of hydraulic fracturing, and the U.S. Energy Information Administration to provide a better understanding of that agency’s estimates regarding natural-gas reserves, including reserves from shale formations, as well as uncertainties associated with those estimates. These on-going or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the Safe Drinking Water Act or other regulatory mechanism.

Further, on July 28, 2011, the EPA issued proposed rules that would subject all oil and gas operations (production, processing, transmission, storage and distribution) to regulation under the New Source Performance Standards (NSPS) and National Emission Standards for Hazardous Air Pollutants (NESHAPS) programs. The EPA proposed rules also include NSPS standards for completions of hydraulically-fractured gas wells. These standards include the reduced emission completion (REC) techniques developed in EPA’s Natural Gas STAR program along with pit flaring of gas not sent to the gathering line. The standards would be applicable to newly drilled and fractured wells as well as existing wells that are refractured. Further, the proposed regulations under NESHAPS include maximum achievable control technology (MACT) standards for those glycol dehydrators and storage vessels at major sources of hazardous air pollutants not currently subject to MACT standards. We are currently researching the effect these proposed rules could have on our business. Final action on the proposed rules is expected no later than February 28, 2012.

Increased regulation and attention given to the hydraulic-fracturing process could lead to greater opposition, including litigation, to oil and gas production activities using hydraulic-fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells, increased compliance costs and time, which could adversely affect our financial position, results of operations and cash flows.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and production may be eliminated as a result of future legislation.

On September 12, 2011, President Obama sent to Congress a legislative package that includes proposed legislation that, if enacted into law, would eliminate certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, among other proposals:

•	the repeal of the percentage depletion allowance for oil and natural gas properties;

•	the elimination of current deductions for intangible drilling and development costs;

•	the elimination of the deduction for certain domestic production activities; and

•	an extension of the amortization period for certain geological and geophysical expenditures.

These proposals also were included in President Obama’s Proposed Fiscal Year 2012 Budget. It is unclear whether these or similar changes will be enacted. The passage of this legislation or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development. Any such changes could have an adverse effect on our financial position, results of operations and cash flows.

Lower oil and gas prices and other factors have resulted in ceiling test write-downs in the past and may in the future result in additional ceiling test write-downs or other impairments.

We capitalize the costs to acquire, find and develop our oil and gas properties under the full cost accounting method. The net capitalized costs of our oil and gas properties may not exceed the present value of estimated future net cash flows from proved reserves. If net capitalized costs of our oil and gas properties exceed this limit, we must charge the amount of the excess to earnings. This is called a “ceiling test write-down.” As of December 31, 2008, we recorded a ceiling test write-down of approximately $1.86 billion ($1.1 billion after-tax). We recorded an additional ceiling test write-down of approximately $1.3 billion ($854 million after-tax) as of March 31, 2009. Although a ceiling test write-down does not impact cash flows from operations, it does reduce our stockholders’ equity. Once recorded, a ceiling test write-down is not reversible at a later date even if oil and gas prices increase.

The risk that we will be required to further write down the carrying value of our oil and gas properties increases when oil and gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves or our unproved property values, or if estimated future development costs increase. We may experience further ceiling test write-downs or other impairments in the future. In addition, any future ceiling test cushion would be subject to fluctuation as a result of acquisition or divestiture activity.

The oil and gas business involves many operating risks that can cause substantial losses.

Our oil and gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and gas, including the risk of:

•	fires and explosions;

•	blow-outs;

•	uncontrollable or unknown flows of oil, gas, or well fluids;

•	pipe or cement failures and casing collapses;

•	pipeline ruptures;

•	adverse weather conditions or natural disasters;

•	discharges of toxic gases;

•	build up of naturally occurring radioactive materials;

•	vandalism; and

•	environmental damages caused by previous owners of property we purchase and lease.

If any of these events occur, we could incur substantial losses as a result of:

•	injury or loss of life;

•	severe damage or destruction of property and equipment, and oil and gas reservoirs;

•	pollution and other environmental damage;

•	investigatory and clean-up responsibilities;

•	regulatory investigation and penalties or lawsuits;

•	suspension of our operations; and

•	repairs to resume operations.

Further, offshore and deepwater operations are subject to a variety of additional operating risks, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions could cause substantial damage to facilities and interrupt production. In addition, some of our offshore operations, and most of our deepwater and international operations, are dependent upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities that we do not own. Necessary infrastructures have been in the past, and may be in the future, temporarily unavailable due to adverse weather conditions or other reasons, or they may not be available to us in the future on acceptable terms or at all.

In connection with our operations, we generally require our contractors, which includes the contractor, its parent, subsidiaries and affiliate companies, its subcontractors, their agents, employees, directors and officers, to agree to indemnify us for injuries and deaths of their employees, contractors and subcontractors and any property damage suffered by the contractors. There may be times, however, that we are required to indemnify our contractors for injuries and other losses resulting from the events described above, which indemnification claims could result in substantial losses to us.

The occurrence of any of the foregoing events and any costs or liabilities incurred as a result of such events, if uninsured or in excess of our insurance coverage or not indemnified, could reduce revenue and the funds available to us for our exploration, exploitation, development and production activities and could, in turn, have a material adverse effect on our business, financial condition and results of operations. See also “—We may not be insured against all of the operating risks to which our business is exposed.”

We may not be insured against all of the operating risks to which our business is exposed.

Our operations are subject to all of the risks normally incident to the exploration for and the production of oil and gas, such as well blowouts, explosions, oil spills, releases of gas or well fluids, fires, pollution and adverse weather conditions, which could result in substantial losses to us. See also “—The oil and gas business involves many operating risks that can cause substantial losses.” We maintain insurance against many, but not all, potential losses or liabilities arising from our operations in accordance with what we believe are customary industry practices and in amounts and at costs that we believe to be prudent and commercially practicable. Our insurance includes deductibles that must be met prior to recovery, as well as sub-limits and/or self-insurance. Additionally, our insurance is subject to exclusions and limitations. Our insurance does not cover every potential risk associated with our operations, including the potential loss of significant revenues. We can provide no assurance that our insurance coverage will adequately protect us against liability from all potential consequences, damages and losses.

We currently have insurance policies covering our onshore and offshore operations that include coverage for general liability, excess liability, physical damage to our oil and gas properties, operational control of wells, oil pollution, third-party liability, workers’ compensation and employers’ liability and other coverages. Consistent with insurance coverage generally available to the industry, our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. For example, we maintain operators extra expense coverage provided by third-party insurers for obligations, expenses or claims that we may incur from a sudden incident that results in negative environmental effects, including obligations, expenses or claims related to seepage and pollution, cleanup and containment, evacuation expenses and control of the well (subject to policy terms and conditions). In the specific event of a well blowout or out-of-control well resulting in negative environmental effects, such operators extra expense coverage would be our primary source of coverage, with the general liability and excess liability coverage referenced above also providing certain coverage.

In the event we make a claim under our insurance policies, we will be subject to the credit risk of the insurers. Volatility and disruption in the financial and credit markets may adversely affect the credit quality of our insurers and impact their ability to pay claims.

Further, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. Some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable. No assurance can be given that we will be able to maintain insurance in the future at rates that we consider reasonable and we may elect to maintain minimal or no insurance coverage. If we incur substantial liability from a significant event and the damages are not covered by insurance or are in excess of policy limits, then we would have lower revenues and funds available to us for our operations, that could, in turn, have a material adverse effect on our business, financial condition and results of operations.

The marketability of our production is dependent upon transportation and processing facilities over which we may have no control.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. We deliver oil and gas through gathering systems and pipelines that we do not own. The lack of availability of capacity on these systems and facilities could reduce the price offered for our production or result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Although we have some contractual control over the transportation of our production through some firm transportation arrangements, third-party systems and facilities may be temporarily unavailable due to market conditions or mechanical or other reasons, or may not be available to us in the future at a price that is acceptable to us. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities, could harm our business and, in turn, our financial condition, results of operations and cash flows.

Exploration in deepwater involves significant financial risks, and we may be unable to obtain the drilling rigs or support services necessary for our deepwater drilling and development programs in a timely manner or at acceptable rates.

Much of the deepwater play lacks the physical and oilfield service infrastructure necessary for production. As a result, development of a deepwater discovery may be a lengthy process and requires substantial capital investment, and it is difficult to estimate the timing of our production. Because of the size of significant projects in which we invest, we may not serve as the operator. As a result, we may have limited ability to exercise influence over operations related to these projects or their associated costs. Our dependence on the operator and other working interest owners for these deepwater projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital or lead to unexpected future losses.

We have risks associated with our non-U.S. operations.

Ownership of property interests and production operations in areas outside the United States are subject to the various risks inherent in international operations. These risks may include:

•	currency restrictions and exchange rate fluctuations;

•	loss of revenue, property and equipment as a result of expropriation, nationalization, war or insurrection or other changes in government;

•	increases in taxes and governmental royalties;

•	forced renegotiation of, or unilateral changes to, or termination of contracts with governmental entities and quasi-governmental agencies;

•	changes in laws and policies governing operations of non-U.S. based companies;

•	our limited ability to influence or control the operation or future development of these non-operated properties;

•	the operator’s expertise or other labor problems;

•	difficulties enforcing our rights against a governmental entity because of the doctrine of sovereign immunity and foreign sovereignty over international operations; and

•	other uncertainties arising out of foreign government sovereignty over our international operations.

Our international operations also may be adversely affected by the laws and policies of the United States affecting foreign trade, taxation and investment. In addition, if a dispute arises with respect to our international operations, we may be subject to the exclusive jurisdiction of non-U.S. courts or may not be successful in subjecting non-U.S. persons to the jurisdiction of the courts of the United States.

We may be subject to risks in connection with acquisitions.

The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and gas prices and their appropriate differentials;

•	operating costs; and

•	potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections will not likely be performed on every well or facility, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems.

Competition for experienced technical personnel may negatively impact our operations or financial results.

Our continued drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers, geologists and other professionals. Competition for these professionals remains strong. We are likely to continue to experience increased costs to attract and retain these professionals.

There is competition for available oil and gas properties.

Our competitors include major oil and gas companies, independent oil and gas companies and financial buyers. Some of our competitors may have greater and more diverse resources than we do. High commodity prices and stiff competition for acquisitions have in the past, and may in the future, significantly increase the cost of available properties.

USE OF PROCEEDS

The net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $742.7 million. We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our credit arrangements, which were used to fund acquisitions and for general working capital purposes. Amounts repaid under our credit arrangements may be reborrowed subject to the terms of the arrangements.

As of September 26, 2011, we had approximately $865.5 million of borrowings outstanding under our credit arrangements, leaving available capacity of approximately $519.5 million. As of September 26, 2011, the effective average interest rate for these borrowings under our credit arrangements was 1.986% per annum. Our credit facility matures in June 2016. Affiliates of certain of the underwriters are lenders under our credit arrangements, and such lenders will receive a portion of the net proceeds of this offering from the repayment of borrowings outstanding. Please read “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth as of June 30, 2011, our cash and cash equivalents and our capitalization (i) on an actual basis and (ii) on an as adjusted basis to give effect to this offering and the expected use of proceeds as described under “Use of Proceeds.”

	As of June 30, 2011
(Dollars in millions)	Actual	As Adjusted

Cash and cash equivalents	$74	$97

Long-term debt:
Credit arrangements(1)	720	–
6 5/8% senior subordinated notes due 2014	325	325
6 5/8% senior subordinated notes due 2016	550	550
7 1/8% senior subordinated notes due 2018	600	600
6 7/8% senior subordinated notes due 2020	694	694
5 3/4% senior notes due 2022 offered hereby	–	750

Total long-term debt	$2,889	$2,919
Stockholders’ equity:
Preferred stock ($0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding)	–	–
Common stock ($0.01 par value; 200,000,000 shares authorized; 136,285,771 issued and outstanding)	1	1
Additional paid-in capital	1,472	1,472
Treasury stock (at cost; 1,682,122 shares)	(50)	(50)
Accumulated other comprehensive loss	(8)	(8)
Retained earnings	2,147	2,147

Total stockholders’ equity	3,562	3,562
Total capitalization	$6,451	$6,481

(1)	As of September 26, 2011, we had approximately $865.5 million of borrowings outstanding under our credit arrangements.

DESCRIPTION OF THE NOTES

Newfield Exploration Company will issue the notes offered hereby (the “Notes”) as a new series of its senior debt securities described in the accompanying prospectus. The Notes will be issued under a Senior Indenture dated as of February 28, 2001, between itself and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee, as supplemented by an indenture supplement creating the Notes (the “Indenture”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “Company,” “we,” “us” and “our” refer only to Newfield Exploration Company and not to any of its subsidiaries. The registered holder of a Note will be treated as the owner of it for all purposes, and all references in this “Description of the Notes” to “Holders” mean holders of record, unless otherwise indicated. The following description, together with the applicable information under the heading “Description of Debt Securities” in the accompanying prospectus, summarize the material provisions of the Notes and the Indenture. The summary of selected provisions of the Notes and the Indenture referred to below supplements, and to the extent inconsistent supersedes and replaces, the description of the general terms and provisions of the debt securities and the Indenture contained in the accompanying prospectus under the caption “Description of Debt Securities.” The description does not restate any of these instruments in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A form of the Indenture is available from us.

General

The Notes. The Notes:

•	are our general unsecured, senior obligations;

•	will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness, and will be senior in right of payment to the Company’s existing senior subordinated notes and any of our future subordinated obligations;

•	constitute a new series of debt securities issued under the Indenture;

•	will be limited initially to an aggregate principal amount of $750 million, subject to our ability to issue additional Notes from time to time;

•	will mature on January 30, 2022;

•	will not be entitled to the benefit of any sinking fund; and

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Interest. Interest on the Notes will:

•	accrue at the rate of 5.75% per annum;

•	accrue from the date of original issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on January 30 and July 30 of each year, commencing on July 30, 2012;

•	be payable to holders of record on the January 15 and July 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year consisting of twelve 30-day months.

We may issue additional Notes from time to time in the future that would have the same terms as the Notes offered hereby, without the consent of the holders of the Notes. Any such additional Notes shall be consolidated and form a single series with, and shall have identical terms and conditions as the Notes offered hereby, except for issue date, issue price, first date from which interest accrues and first interest payment date. We may also issue additional series of debt securities under the Indenture from time to time.

Ranking

The Notes will be our unsecured and unsubordinated obligations, will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness, and will rank senior to our existing senior subordinated notes and any future subordinated obligations.

All of our international, U.S. mid-continent and Rocky Mountain properties, and a significant portion of our onshore Gulf Coast properties and a small portion of our Gulf of Mexico properties are owned and operated by our subsidiaries. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the Notes. The Notes will be structurally subordinated to all obligations of these subsidiaries, including claims of trade payables and tort claimants. This means that holders of the Notes will have a junior position to the claims of creditors of these subsidiaries on their assets and earnings. The Notes will also be effectively subordinated to any secured debt we may incur, to the extent of the value of the assets securing that debt. The Indenture does not limit the amount of debt our subsidiaries can incur, and it permits us to incur some secured debt.

Optional Redemption

The Notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points;

plus, in either case, accrued and unpaid interest to the date of redemption.

Notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the Notes to be redeemed at its registered address. The notice of redemption for the Notes will state, among other things, the amount of Notes to be redeemed, the redemption date, the redemption price (or the method by which it will be calculated) and the place(s) that payment will be made upon presentation and surrender of Notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any Notes that have been called for redemption at the redemption date. If less than all the Notes are redeemed at any time, the Trustee will select the Notes to be redeemed by lot, on a pro rata basis or by any other method the Trustee deems fair and appropriate.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means either of J.P. Morgan Securities LLC or Wells Fargo Securities, LLC (and their successors), as selected by us, or, if such firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee and reasonably acceptable to us.

“Reference Treasury Dealer” means (i) each of J.P. Morgan Securities LLC and a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC and their successors, unless it ceases to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, an average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for the Notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Yield” means, with respect to any redemption date applicable to the Notes, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for the redemption date.

Except as set forth above, the Notes will not be redeemable by us at our option prior to maturity and will not be entitled to the benefit of any sinking fund.

Change of Control

Upon the occurrence of a Change of Control Triggering Event, then unless the Company shall have exercised its right to redeem all the Notes, each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Change of Control Triggering Event” means the occurrence of either of the following:

(1) if the Notes are not rated Investment Grade by both of the Rating Agencies on the first day of the Trigger Period, the Notes are downgraded by at least one rating category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of the Notes on the first day of the Trigger Period by both of the Rating Agencies on any date during the Trigger Period, or

(2) if the Notes are rated Investment Grade by both of the Rating Agencies on the first day of the Trigger Period, the Notes cease to be rated Investment Grade by both of the Rating Agencies on any date during the Trigger Period;

provided, however, that for so long as any of the Company’s Existing Senior Subordinated Notes are outstanding, if the Company is required to offer to purchase any such Existing Senior Subordinated Notes as a result of the occurrence of a Change of Control (as defined in such Existing Senior Subordinated Notes), then the occurrence of such Change of Control shall constitute a Change of Control Triggering Event. For purposes of the foregoing, “Existing Senior Subordinated Notes” means the Company’s 6 5/8% Senior Subordinated Notes due 2014, 6 5/8% Senior Subordinated Notes due 2016, 7 1/8% Senior Subordinated Notes due 2018 and 6 7/8% Senior Subordinated Notes due 2020, in each case outstanding on the issue date of the notes.

If a Rating Agency is not providing a rating for the Notes at the commencement of any Trigger Period, the Notes will be deemed to have been downgraded by at least one rating category or have ceased to be rated Investment Grade, as applicable, by such Rating Agency during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually occurred.

“Change of Control” means the occurrence of any of the following:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (provided that a transaction described in clause (4) below (without regard to the exceptions therein) shall be governed by clause (4) below and not this clause (1));

(2) during any period of two consecutive years, individuals who, at the beginning of such period, constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person (or any parent thereof) in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Unless the Company has exercised its right to redeem all the Notes and has delivered an irrevocable notice of redemption to the Trustee, within 30 days following any Change of Control Triggering Event, the Company will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control Triggering Event has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control Triggering Event (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control Triggering Event);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

The Company will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of the Company’s compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the underwriters. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not result in a Change of Control Triggering Event under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The Revolving Credit Facility provides that the occurrence of certain change of control events with respect to the Company will constitute a default thereunder. Future indebtedness that the Company may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company (determined on a consolidated basis) to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

Limitation on Liens. Nothing in the Indenture or the Notes in any way limits the amount of indebtedness or securities (other than the Notes) that we or any of our subsidiaries may incur or issue. The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by the Company or such Restricted Subsidiary without making effective provision whereby any and all Notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

The foregoing restriction will not, however, apply to:

•	Liens existing on the date on which the Notes were originally issued or provided for under the terms of agreements existing on such date;

•	Liens on properties securing:

•	all or any portion of the cost of exploration, drilling or development of such properties,

•	all or any portion of the cost of acquiring, constructing, altering, improving or repairing any properties or assets used or to be used in connection with such properties or

•	Indebtedness incurred by the Company or any Restricted Subsidiary to provide funds for the activities set forth in the two bullet points immediately above with respect to such properties;

•	Liens securing Indebtedness owed by a Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

•	Liens on property existing at the time of acquisition of such property by the Company or a subsidiary or Liens on the property of any corporation or other entity existing at the time such corporation or other entity becomes a Restricted Subsidiary of the Company or is merged with the Company in compliance with the Indenture and in either case not incurred in connection with the acquisition of such property or such corporation or other entity becoming a Restricted Subsidiary of the Company or being merged with the Company, provided that such Liens do not cover any property or assets of the Company or any of its Restricted Subsidiaries other than the property so acquired (or improvements, accessions, proceeds or distributions with respect thereto);

•	Liens on any property securing (i) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (ii) Indebtedness issued or guaranteed by the United States or any State thereof;

•	any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under any bullet point above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced (or improvements, accessions, proceeds or distributions with respect thereto);

•	certain Liens arising in the ordinary course of business of the Company and the Restricted Subsidiaries;

•	any Lien resulting from the deposit of moneys or evidences of indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any Restricted Subsidiary; or

•	Liens (exclusive of any Lien of any type otherwise permitted under any bullet point above or below) securing Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under “Limitation on Sale/Leaseback Transactions” below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under one of the foregoing clauses), does not at the time such Indebtedness is incurred exceed 15% of the Consolidated Net Tangible Assets of the Company (as shown in the most recent published quarterly or year-end consolidated balance sheet of the Company and its subsidiaries).

The following types of transactions will not be prohibited or otherwise limited by the foregoing covenant:

•	the sale, granting of Liens with respect to, or other transfer of, crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or of such crude oil, natural gas or other petroleum hydrocarbons;

•	the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest;

•	the entering into of Currency Hedge Obligations, Interest Rate Hedging Agreements or Oil and Gas Hedging Contracts, although Liens securing any Indebtedness for borrowed money that is the subject of any such obligation shall not be permitted hereby unless permitted under the provisions described above; and

•	the granting of Liens required by any contract or statute in order to permit the Company or any Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of the United States or any State thereof, or to secure partial, progress, advance or other payments to the Company or any Restricted Subsidiary by such governmental unit pursuant to the provisions of any contract or statute.

Limitation on Sale/Leaseback Transactions. The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any person (other than the Company or a Restricted Subsidiary) unless:

(a) the Company or such Restricted Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under “Limitation on Liens” above without equally and ratably securing the Notes pursuant to such covenant;

(b) after the date on which the Notes were originally issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, the Company or such Restricted Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries (including amounts expended for the exploration, drilling or development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and the Company elects to designate such amount pursuant to this clause (b) with respect to such Sale/Leaseback Transaction (with any such amount not being so designated and not permitted under clause (a) to be applied as set forth in clause (c) below); or

(c) the Company, during the 12-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of notes or any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of the Company, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount designated by the Company as set forth in clause (b) above), less an amount equal to the principal amount of notes and Pari Passu Indebtedness voluntarily defeased or retired by the Company within such 12-month period and not designated with respect to any other Sale/Leaseback Transaction entered into by the Company or any Restricted Subsidiary during such period.

Subsidiary Guarantors. The Notes are not guaranteed by any of our subsidiaries. The Indenture provides that if any subsidiary of our Company guarantees any Funded Indebtedness of the Company at any time in the future, then we will cause the Notes to be equally and ratably guaranteed by such subsidiary.

Events of Default

An Event of Default is defined in the Indenture as being:

•	default by the Company for 30 days in payment when due of any interest on the Notes;

•	default by the Company in any payment when due of principal of or premium, if any, on the Notes;

•	default by the Company in performance of any other covenant or agreement in the Notes or the Indenture which has not been remedied within 90 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes then outstanding;

•	the acceleration of the maturity of any Indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than the Notes) (provided that such acceleration is not rescinded within a period of 30 days from the occurrence of such acceleration) having an outstanding principal amount of $100 million or more individually or in the aggregate, or a default in the payment of any principal or interest in respect of any Indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than the Notes) having an outstanding principal amount of $100 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days after expiration of any grace period without the Company or such Restricted Subsidiary curing of such default (the “cross acceleration provision”);

•	failure by the Company or any Restricted Subsidiary to pay final, non-appealable judgments aggregating in excess of $100 million, which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

•	certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (as defined in the Indenture) (the “bankruptcy provisions”).

Defeasance and Covenant Defeasance

We may elect either (i) to defease and be discharged from any and all obligations with respect to the Notes (except as otherwise provided in the indenture) (“defeasance”) or (ii) to be released from our obligations with respect to certain covenants that are described in the indenture (“covenant defeasance”), upon deposit with the Trustee, in trust for such purpose, of money and/or government obligations that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of, premium, if any, and interest on the Notes to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous senior payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. We may exercise our defeasance option with respect to the Notes notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the Notes may not thereafter be accelerated because of an Event of Default.

If we exercise our covenant defeasance option, payment of the Notes may not there after be accelerated by reference to any covenant from which we are released as described under clause (ii) of the immediately preceding paragraph. However, if acceleration were to occur for other reasons, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the Notes, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of debt securities and certain rights of the Trustee, as expressly provided for in such Indenture) as to the Notes when:

(1) either (a) all of the Notes theretofore authenticated and delivered under the Indenture (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for the payment of which money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all such Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of us, and we have irrevocably deposited or caused to be deposited with the Trustee funds, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal of and premium, if any, and interest on the Notes to the date of deposit (in the case of debt securities that have become due and payable) or to the stated maturity or redemption date, as the case may be, together with instructions from us irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) we have paid all other sums then due and payable under such Indenture by us; and

(3) we have delivered to the Trustee an officer’s certificate and an opinion of counsel, which, taken together, state that all conditions precedent under such Indenture relating to the satisfaction and discharge of such Indenture with respect to the Notes have been complied with.

Amendments and Waivers

The Indenture and the Notes are subject to amendments and waivers as provided in the Indenture, including, in certain circumstances, without the consent of holders of the Notes.

No Personal Liability of Directors, Managers, Officers, Employees, Partners, Members and Stockholders

No director, manager, officer, employee, incorporator, member or stockholder of the Company or any of its subsidiaries, as such, shall have any liability for any of our obligations under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes waives and releases all such potential liability. The waiver and release are part of the consideration for issuance of the Notes.

Certain Definitions

“Attributable Indebtedness,” when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Company’s then current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease can be extended).

“Board of Directors” means the board of directors of the Company or any committee thereof duly authorized to act on behalf of such board.

“Capital Stock” of any Person means any and all shares, units of beneficial interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities or other Indebtedness convertible into such equity.

“Consolidated Net Tangible Assets” means, for the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, the aggregate amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) that would be included on a balance sheet after deducting therefrom (a) all liability items except deferred income taxes, Funded Indebtedness and other long-term liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

“Currency Hedge Obligations” means obligations incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Funded Indebtedness” means all Indebtedness that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

“Indebtedness” means (i) all indebtedness for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the borrower or only to a portion thereof), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred in the ordinary course of business, (iv) all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Indebtedness of others secured by a Lien on any asset of the relevant entity, whether or not such Indebtedness is assumed by such entity, and (vi) all Indebtedness of others guaranteed by the relevant entity to the extent of such guarantee.

“Interest Rate Hedging Agreements” means obligations under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect the relevant entity or any of its subsidiaries against fluctuations in interest rates.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), or their equivalents by a substitute Rating Agency appointed by us pursuant to clause (ii) of the definition of “Rating Agency.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including, any production payment, advance payment or similar arrangement with respect to minerals in place), whether or not filed, recorded or otherwise perfected under applicable law.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Oil and Gas Hedging Contracts” means any oil and gas purchase or hedging agreement or other agreement or arrangement that is designed to provide protection against oil and gas price fluctuations.

“Pari Passu Indebtedness” means any Indebtedness of the Company, whether outstanding on the date on which the Notes were originally issued or thereafter incurred or assumed, unless, in the case of any particular Indebtedness, the instrument governing the Indebtedness expressly provides that such Indebtedness shall be subordinated in right of payment to the Notes.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Rating Agency” means (i) each of Moody’s and S&P and (ii) if either Moody’s or S&P ceases to rate the Notes or provide rating services to issuers or investors, we may appoint a replacement for such Rating Agency.

“Restricted Subsidiary” means any subsidiary the principal business of which is carried on in, or the majority of the operating assets of which are located in, the United States (including areas subject to its jurisdiction).

“Revolving Credit Facility” means the Credit Agreement, dated as of June 2, 2011, by and among the Company and JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, and BBVA Compass, The Bank of Tokyo-Mitsubishi UFJ, Ltd., and DNB Nor Bank ASA, as Co-Documentation Agents, and other Lenders thereto, as amended and restated from time to time.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale/Leaseback Transaction” means any arrangement with another person providing for the leasing by the Company or any Restricted Subsidiary, for a period of more than three years, of any property that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such other person in contemplation of such leasing.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

Unless otherwise specified, “Subsidiary” means a Subsidiary of the Company.

“Trigger Period” means the period commencing on the day of the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as either of the Rating Agencies has publicly announced that it is considering a possible ratings change).

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Book Entry, Delivery and Form

The Notes will be issued in the form of one or more fully registered global notes (each a “global note”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (the “Depositary Participants”). Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the “U.S. Depositaries”). Beneficial interests in the global notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct

Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by NYSE Euronext and the Financial Industry Regulatory Authority, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg. Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the Notes in definitive form in exchange for the entire global note representing such notes. In addition, we may at any time, and in our sole discretion, determine not to have the Notes represented by the global note and, in such event, will issue notes in definitive form in exchange for the global note representing such notes. In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of notes represented by such global note equal in principal amount to such beneficial interest and to have such notes registered in its name.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the Notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the Notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address any estate or gift tax considerations or any tax considerations arising under the laws of any foreign, state, local or other jurisdiction. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In certain circumstances (see “Description of the Notes—Optional Redemption” and “—Change of Control”), we may elect to or be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any such additional payment is made. Our position that the notes are not contingent payment debt instruments is binding upon all holders of the notes, unless a holder properly discloses to the IRS that it is taking a contrary position. Our position is not binding on the IRS, and it is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax Consequences to U.S. Holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Interest on the notes. Interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the notes. You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest, which will be recognized as ordinary interest income to the extent you have not previously included such amounts in income) and your adjusted tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note. The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other disposition. Long-term capital gains of individuals, estates and trusts currently are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information reporting and backup withholding. Information reporting generally will apply to payments of interest on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, notes held by you unless, in each case, you are an exempt recipient such as a corporation and demonstrate that status when requested. Backup withholding may apply to such payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Tax Consequences to Non-U.S. Holders

You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of a note that is an individual, corporation, estate or trust for U.S. federal income tax purposes and you are not a U.S. holder.

Payments of interest on the notes. Payments to you of interest on the notes generally will be exempt from U.S. federal withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” that is related to us (actually or constructively);

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN (or successor form) to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide us or our paying agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of an income tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by you in the United States) and you meet the certification requirements described below. (See “—Income or gain effectively connected with a U.S. trade or business.”)

Disposition of the notes. You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “—Income or gain effectively connected with a U.S. trade or business.” If you are a non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax (or lower applicable treaty rate) on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses.

Income or gain effectively connected with a U.S. trade or business. If any interest on the notes or gain from the sale, redemption, exchange, retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates in generally the same manner as if you were a U.S. holder. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for a lower rate. Effectively connected interest income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to us or our paying agent a properly executed IRS Form W- 8ECI (or successor form) or IRS Form W-8BEN (or successor form) claiming exemption under an income tax treaty.

Information reporting and backup withholding. Payments to you of interest on a note and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

United States backup withholding generally will not apply to payments to you of interest on a note if the certification requirements described in “Tax Consequences to Non-U.S. Holders—Payments of interest on the notes” are met or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a disposition (including a retirement or redemption) of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it:

•	is a United States person;

•	is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Recent Legislation

For tax years beginning after December 31, 2012, recently enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from interest and net gain from the disposition of property, such as the notes, less certain deductions.

Prospective holders should consult their tax advisors with respect to the tax consequences of the legislation described above.

Additionally, under recently enacted legislation regarding foreign account tax compliance, certain account information with respect to U.S. holders who hold notes through certain foreign financial institutions may be reportable to the IRS. In addition, in some cases an individual who holds notes may be required to report such ownership in the individual’s U.S. federal income tax return. You should consult with your own tax advisor regarding the possible implications of this recently enacted legislation on your investment in the notes.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes indicated below:

Principal amount
Name	of notes

J.P. Morgan Securities LLC	$318,750,000
Wells Fargo Securities, LLC	262,500,000
Banco Bilbao Vizcaya Argentaria, S.A.	22,500,000
DnB NOR Markets, Inc.	22,500,000
Goldman, Sachs & Co.	22,500,000
Mitsubishi UFJ Securities (USA), Inc.	22,500,000
Tudor, Pickering, Holt & Co. Securities, Inc.	22,500,000
Barclays Capital Inc.	11,250,000
Citigroup Global Markets Inc.	11,250,000
CIBC World Markets Corp.	11,250,000
Mizuho Securities USA Inc.	11,250,000
U.S. Bancorp Investments, Inc.	11,250,000

Total	$750,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any are taken. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.50 percent of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25 percent of the principal amount of the notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. Notes sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover page of this prospectus supplement.

After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the representative.

The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the notes).

	Per note	Total

Underwriting discounts and commissions paid by us	0.875%	$6,562,500

We estimate that our expenses in connection with the sale of the notes, other than underwriting discounts and commissions, will be approximately $400,000.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters and their respective affiliates have provided, or may in the future provide, investment banking, commercial banking and other financial and advisory services to the Issuer or its subsidiaries, including underwriting and the provision of financial advice, and have received, or may in the future receive, customary fees and commissions for their services. We have entered into credit hedging arrangements with an affiliate of J.P. Morgan Securities LLC for which they have received customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Issuer or its subsidiaries. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters, is not a broker-dealer registered with the SEC. Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of the notes in the United States, or to nationals or residents of the United States, through one or more registered broker-dealers in compliance with applicable securities laws and regulations and the rules of FINRA.

Conflicts of Interest

Under the Issuer’s revolving credit facility, an affiliate of J.P. Morgan Securities LLC serves as administrative agent and issuing bank, an affiliate of Wells Fargo Securities, LLC serves as syndication agent, affiliates of Banco Bilbao Vizcaya Argentaria, S.A., DnB NOR Markets, Inc., Mitsubishi UFJ Securities (USA), Inc. and Wells Fargo Securities, LLC serve as documentation agents, and affiliates of Banco Bilbao Vizcaya Argentaria, S.A., Barclays Capital Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., DnB NOR Markets, Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC serve as lenders. Additionally, affiliates of U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC serve as lenders under the Issuer’s money market lines of credit. These affiliates will receive their respective share of any repayment by us of borrowings outstanding under our credit arrangements from the net proceeds of this offering. One or more of the underwriters or their affiliates or associated persons are expected to receive more than 5% of the net proceeds of the offering as a result of this repayment. Accordingly, the offering is being conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, or FINRA. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

U.S. Bancorp Investments, Inc. is an affiliate of the trustee under the Indenture for the Notes.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus supplement and the accompanying prospectus by referring you to publicly filed documents that contain the omitted information.

You may read and copy the information that we incorporate by reference in this prospectus supplement and the accompanying prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC.

The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information we later file with the SEC will automatically update and supersede earlier information. We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering of the notes has been completed (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as amended for XBRL compliance by our Form 10-K/A;

•	Our Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2011 and June 30, 2011; and

•	Our Current Reports on Form 8-K filed on May 11, 2011, June 3, 2011, August 9, 2011 and September 27, 2011.

You may also request a copy of the information we incorporate by reference in this prospectus supplement and the accompanying prospectus (other than exhibits, unless the exhibits are specifically incorporated by reference) at no cost by writing or telephoning us at Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380, Attention: Stockholder Relations, Telephone (281) 210-5100.

LEGAL MATTERS

Vinson & Elkins L.L.P., Houston, Texas, will pass upon the validity of the notes for us. Baker Botts L.L.P., Houston, Texas, will pass upon certain legal matters for the underwriters. Baker Botts L.L.P. has in the past represented us in matters unrelated to the offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

GLOSSARY OF OIL AND GAS TERMS

The following is a description of the meanings of some terms generally used in the oil and gas industry.

when describing natural gas:	Mcf	=	thousand cubic feet
	MMcf	=	million cubic feet
	Bcf	=	billion cubic feet
	Tcf	=	trillion cubic feet
when describing oil:	Bbl	=	barrel
	MBbls	=	thousand barrels
	MMBbls	=	million barrels
	BOPD	=	barrels per day
when describing natural gas and oil together:	one barrel of oil	=	6 Mcf of gas equivalent
	BOE	=	barrel of oil equivalent
	BOEPD	=	barrel of oil equivalent per day
	Mcfe	=	thousand cubic feet equivalent
	MMcfe	=	million cubic feet equivalent
	MMcfe/d	=	million cubic feet equivalent per day
	Bcfe	=	billion cubic feet equivalent
	Tcfe	=	trillion cubic feet equivalent

Condensate. Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.

Natural gas liquids. Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

Oil. Crude oil, condensate and natural gas liquids.

Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. The SEC provides a complete definition of probable reserves in Rule 4-10(a)(18) of Regulation S-X.

Proved developed reserves. In general, proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. The SEC provides a complete definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X.

Proved reserves. Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Proved undeveloped reserves. In general, proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. The SEC provides a complete definition of undeveloped oil and gas reserves in Rule 4-10(a)(31) of Regulation S-X.

Reserve and related information for 2010 and 2009 is presented consistent with the requirements of the Modernization of Oil and Gas Reporting rules released by the SEC on December 31, 2008. These revised rules require disclosing oil and gas proved reserves by significant geographic area when such reserves represent more than 15% of total proved reserves, using the 12-month average beginning-of-month commodity prices for the year unless contractual arrangements designate commodity prices, and expand the use of reliable technologies to establish reasonable certainty of the producibility of oil and gas reserves. These rules do not allow for the restatement of prior-year reserve information. All information related to periods prior to 2009 is presented in conformance with prior SEC rules using year-end commodity prices for the estimation of proved reserves; however, prior-year proved reserve data has been reclassified to conform to the current-year presentation of significant geographic areas.

PROSPECTUS

Newfield Exploration Company

Debt Securities, Common Stock and Preferred Stock

We offer and sell from time to time:

•	our debt securities;

•	shares of our common stock;

•	shares of our preferred stock; or

•	any combination of the foregoing.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that contain more specific information about the offering and the terms of the securities. Securities may be sold for U.S. dollars, foreign currency or currency units.

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.”

Investing in our securities involves certain risks. See “Risk Factors” on page 2 of this prospectus before making an investment in our securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

The date of this prospectus is August 10, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus and, if applicable, a pricing supplement that will contain specific information about the terms of that offering. The prospectus supplement and any pricing supplement may also add, update, or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits filed as part of the registration statement. You can review and copy the registration statement and its exhibits at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits, is also available on the SEC’s website.

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to certain of those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a),

13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (other than information furnished to, and not filed with, the SEC) until we sell all of the securities or until we terminate this offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011;

•	Current Reports on Form 8-K filed on January 10, 2011, May 11, 2011, June 3, 2011 and August 9, 2011; and

•	the description of our common stock filed as an exhibit to our Form S-3 registration statement filed on August 10, 2011.

You may request a copy of these filings, except exhibits to such documents unless those exhibits are specifically incorporated by reference into this prospectus, at no cost, by writing or telephoning us at:

Newfield Exploration Company
Attention: Stockholder Relations
363 North Sam Houston Parkway East
Suite 100
Houston, Texas 77060
(281) 847-6000

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of those documents.

SAFE HARBOR AND CAUTIONARY STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents we incorporate by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves; generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in any prospectus supplements.

By making forward-looking statements, we are not intending to become obligated to publicly update or revise any forward-looking statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at the dates on which such statement was made.

NEWFIELD EXPLORATION COMPANY

We are an independent oil and gas company engaged in the exploration, development and acquisition of oil and gas properties. Our domestic areas of operation include the Anadarko and Arkoma basins of the Mid-Continent, the Rocky Mountains, onshore Texas, Appalachia and the Gulf of Mexico. Internationally, we are active in Malaysia and China.

Our executive offices are located at 363 North Sam Houston Parkway East, Suite 100, Houston, Texas 77060, and our telephone number is (281) 847-6000. We maintain a website on the Internet at http://www.newfield.com. However, the information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves certain risks. You are urged to read and consider risk factors relating to our business and an investment in our securities as described from time to time in our Annual Reports on Form 10-K, as may be updated from time to time in our Quarterly Reports on Form 10-Q and other filings with the SEC, each as incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

USE OF PROCEEDS

Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement. Pending the application of the proceeds, we expect to invest the net proceeds in U.S. treasury notes, Eurodollar time deposits and moneymarket funds.

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges, earnings (loss) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest (both expensed and capitalized), and the estimated interest component of rent expense.

The ratio of earnings to fixed charges presented below shall also serve to represent the ratio of preference dividends to earnings.

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

For the Six Months
Ended June 30,	For the Year Ended December 31,
2011	2010	2009	2008	2007	2006

4.4x	5.8x	—(1)	—(1)	3.4x	11.3x

(1)	Earnings for 2008 and 2009 were insufficient to cover fixed charges by $595 million and $936 million, respectively, due to non-cash charges of $1.9 billion and $1.3 billion, respectively, associated with ceiling test write-downs in the respective periods.

DESCRIPTION OF DEBT SECURITIES

Any debt securities issued using this prospectus will be our direct unsecured general obligations. The debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered will be described in one or more prospectus supplements accompanying this prospectus. The debt securities will be either senior debt securities or subordinated debt securities. Any senior debt securities will be issued under the senior indenture dated as of February 28, 2001 between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee. Subordinated debt securities will be issued under the subordinated indenture dated as of December 10, 2001 between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee. We have filed the senior indenture and the subordinated indenture as exhibits to the registration statement. We have summarized selected provisions of these indentures below. The summary is not complete. You should read the indentures for provisions that may be important to you.

General

The indentures provide that debt securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for any series of debt securities. We will determine the terms and conditions of any series of debt securities, including the maturity, principal and interest, but those terms must be consistent with the applicable indenture. The terms and conditions of a particular series of debt securities will be set forth in a supplemental indenture or in a resolution of our board of directors.

Senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. Subordinated debt securities will be subordinated in right of payment to the prior payment in full of all or some of our senior debt as described under “— Subordinated Debt Securities.”

A prospectus supplement relating to any series of debt securities being offered will include specific terms related to that offering, including the price or prices at which the debt securities will be issued. These terms will include some or all of the following:

•	the title of the debt securities;

•	with respect to subordinated debt securities, any addition to or change in the subordination provisions set forth in the subordinated indenture;

•	the total principal amount of the debt securities;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate and interest payment dates for the debt securities;

•	if such debt securities will be guaranteed by our subsidiary guarantors, any additional terms relating to such guarantees;

•	any change in (including the elimination of the applicability of) the provisions set forth in the applicable indenture that provide the terms upon which the debt securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any change in (including the elimination of the applicability of) the defeasance provisions set forth in the applicable indenture;

•	any addition to or change in the events of default set forth in the applicable indenture;

•	if convertible into our common stock or any of our other securities, the terms upon which such debt securities are convertible;

•	an addition to or change in the covenants set forth in the applicable indenture; and

•	any other terms of the debt securities.

If so provided in an applicable prospectus supplement, we may issue debt securities at a discount below their principal amount and may pay less than the entire principal amount of debt securities upon declaration of acceleration of their maturity. An applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to debt securities issued with original issue discount.

Senior Debt Securities

Senior debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Senior debt securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Unless otherwise specified in an applicable prospectus supplement, there will be no limit on:

•	the amount of additional indebtedness that may rank equally with the senior debt securities; or

•	on the amount of indebtedness, secured or otherwise, that may be incurred, or preferred stock that may be issued, by any of our subsidiaries.

Subordinated Debt Securities

Under the subordinated indenture, payment of the principal of and interest and any premium on subordinated debt securities will generally be subordinated in right of payment to the prior payment in full of all of our senior debt, including any senior debt securities. A prospectus supplement relating to a particular series of subordinated debt securities will summarize the subordination provisions applicable to that series, including:

•	the applicability and effect of such provisions to and on any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions upon specified defaults with respect to senior debt, including the circumstances under which and the periods in which we will be prohibited from making payments on subordinated debt securities; and

•	the definition of “senior debt” applicable to the subordinated debt securities of that series.

The failure to make any payment on any of the subordinated debt securities because of the subordination provisions of the subordinated indenture will not prevent the occurrence of an event of default under the subordinated debt securities.

Redemption

A series of debt securities will be redeemable, at our option, at any time in whole, or from time to time in part, as specified in a prospectus supplement applicable to a series of debt securities.

Debt securities called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of the debt securities to be redeemed at its registered address. The notice of redemption for the debt securities will state, among other things, the amount of debt securities to be redeemed, the redemption date, the redemption price and the place(s) that payment will be made upon presentation and surrender of debt securities to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any debt securities that have been called for redemption at the redemption date. If less than all the debt securities of a series are redeemed at any time, the trustee will select the debt securities to be redeemed by the method the trustee deems fair and appropriate.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of that series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Covenants

Under the indentures, we will be required to:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable trustee within 120 days after the end of each fiscal year confirming our compliance with our obligations under the applicable indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Any additional covenants will be described in an accompanying prospectus supplement.

Events of Default

Unless otherwise specified in an accompanying prospectus supplement, each of the following will constitute an event of default under the indentures with respect to a series of debt securities:

•	default by us for 30 days in payment when due of any interest on any debt securities of such series;

•	default by us in any payment when due of principal of or premium, if any, on any debt securities of such series;

•	default by us in the deposit of any sinking fund payment, when and as due by the terms of any debt securities of such series;

•	default by us in performance of any other covenant or warranty applicable to such series of debt securities that has not been remedied within 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the series of debt securities then outstanding; or

•	certain events involving bankruptcy, insolvency or reorganization of us or any restricted subsidiary.

If an event of default (other than as a result of bankruptcy, insolvency or reorganization) for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) to be due and payable immediately. If an event of default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the acceleration.

The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of an event of default, a trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request of any of the holders, unless the holders offer the trustee reasonable indemnity and certain other conditions are satisfied. Subject to indemnification of the trustee and the satisfaction of certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

The holders of debt securities of any series will not have any right to institute any proceeding with respect to the applicable indenture, unless:

•	the holder has given written notice to the trustee of an event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of and interest or premium on such debt security on or after the applicable due date specified in such debt security.

Under each indenture, we are or will be required to furnish to the trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable indenture.

Conversion Rights

Unless otherwise specified in an accompanying prospectus supplement, debt securities will not be convertible into other securities. If a particular series of debt securities may be converted into other securities, that conversion will be according to the terms and conditions contained in an accompanying prospectus supplement. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holders of such series of debt securities or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities is called for redemption.

Payment and Transfer

Unless otherwise indicated in an accompanying prospectus supplement, the debt securities of each series initially will be issued only in book-entry form represented by one or more global notes initially registered in the name of Cede & Co., as nominee of The Depository Trust Company (often referred to as DTC), or such other name as may be requested by an authorized representative of DTC, and deposited with DTC. Unless otherwise indicated in an accompanying prospectus supplement, debt securities will be issued in denominations of $1,000 each or multiples thereof.

Unless otherwise indicated in an accompanying prospectus supplement, beneficial interests in debt securities in global form will be shown on, and transfers of interests in debt securities in global form will be made only through, records maintained by DTC and its participants. Debt securities in definitive form, if any, may be registered, exchanged or transferred at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the trustee located at 5555 San Felipe, Suite 1150, Houston, Texas 77056).

Unless otherwise indicated in an accompanying prospectus supplement, no global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

•	the depositary is unwilling or unable to continue as depositary;

•	an event of default has occurred and is continuing; or

•	as otherwise provided in an accompanying prospectus supplement.

Unless otherwise indicated in an accompanying prospectus supplement, payment of principal of and premium, if any, and interest on debt securities in global form registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global debt security. However, if any of the debt securities of such series are no longer represented by global debt securities, payment of interest on such debt securities in definitive form may, at our option, be made at the corporate trust office of the trustee or by check mailed directly to registered holders at their registered addresses or by wire transfer to an account designated by a registered holder.

No service charge will apply to any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any applicable transfer tax or other similar governmental charge.

We are not required to transfer or exchange any debt security selected for redemption for a period of 15 days before the selection of the debt securities to be redeemed.

Consolidation, Merger and Sale of Assets

We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

•	the successor person (if any) is a corporation, partnership, limited liability company, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the applicable indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	any other conditions (if any) specified in an accompanying prospectus supplement are met.

When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable indenture, and, in the case of a sale of substantially all of our properties, we will be relieved of our obligations under the applicable indenture and the debt securities issued under it.

Modification and Waiver

Under each indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

The holders of a majority of the outstanding debt securities of all series under the applicable indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any debt securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding debt security of the series affected.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

U.S. Bank National Association (as successor to Wachovia Bank, National Association) is the trustee under our senior indenture and our subordinated indenture. U.S. Bank is also a lender under our credit arrangements. U.S. Bank is also a lender under our credit arrangements and U.S. Bancorp Equipment Finance, Inc., a subsidiary of U.S. Bank, is the lessor under our master equipment finance lease agreement.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Pursuant to our certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of July 20, 2011, we had 134,618,805 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Our common stockholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common stockholders. Our common stockholders do not have cumulative voting rights.

Our common stockholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Our common stockholders do not have any preemptive, subscription, redemption or conversion rights.

Our transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Preferred Stock

The following summary describes certain general terms of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in an accompanying prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

Our certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our stockholders. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

•	voting powers;

•	designations;

•	preferences;

•	dividend rights;

•	dividend rates;

•	terms of redemption;

•	redemption process;

•	conversion rights; and

•	any other terms permitted to be established by our certificate of incorporation and by applicable law.

The preferred stock will, when issued, be fully paid and non assessable.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

Stockholder Action by Written Consent.  Under the Delaware General Corporation Law, unless the certificate of incorporation of a corporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by the holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that stockholder action may be taken in writing by the consent of holders of not less than 66 2/3% of the outstanding shares entitled to vote at a meeting of stockholders. As a result, stockholders may not act upon any matter except at a duly called meeting or by the written consent of holders of 66 2/3% or more of the outstanding shares entitled to vote.

Supermajority Vote Required for Certain Transactions.  The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock is required to approve any merger or consolidation of our company or any sale or transfer of all or substantially all of our assets.

Blank Check Preferred Stock.  Our certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

Business Combinations under Delaware Law.  We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder (i.e., a person who owns 15% or more of our outstanding voting stock) from engaging in certain business combinations with our company for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

•	before the person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced; or

•	following the transaction in which the person became an interested stockholder, the business combination is approved by both our board of directors and the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

Limitation of Liability of Officers and Directors

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

Our certificate of incorporation limits the liability of our officers and directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability:

•	for any breach of the officer’s or director’s duty of loyalty to our company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law; or

•	for any transaction from which the officer or director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited our company and our stockholders. Both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue, nor to recover monetary damages, under federal securities laws for violations thereof.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers, including existing stockholders in a rights offering.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in an accompanying prospectus supplement, the underwriters must purchase all the securities offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

Offered securities may also be sold through agents designated by us. Unless indicated in an accompanying prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

Direct Sales; Rights Offerings

Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights that may be issued to our securityholders.

Delayed Delivery Arrangements

We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in an accompanying prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation will be described in an accompanying prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

The validity of the securities offered by this prospectus will be passed upon by McGuireWoods LLP. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.